UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FS BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

30263Y104
(CUSIP Number)

February 21, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30263Y104	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Joel S. Lawson IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30263Y104	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: FS Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 6920 220th Street SW Suite 200 Mountlake Terrace, Washington 98043

Item 2(a)	Name of Person Filing: Joel S. Lawson IV

Item 2(b)	Address of Principal Business Office or, if none, Residence: 2040 Grubbs Mill Road Berwyn, Pennsylvania 19312

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number: 30263Y104

Item 3	Not applicable.

CUSIP No. 30263Y104	SCHEDULE 13G	Page 4 of 5 Pages

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

(b)     Percent of class:

(c)     Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

(ii)       Shared power to vote or to direct the vote:

(iii)       Sole power to dispose or to direct the disposition of:

(iv)       Shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or Less of a Class. Reporting Person’s beneficial ownership is less than 5%.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30263Y104	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2018	/s/ Joel S. Lawson IV Name: Joel S. Lawson IV

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.